bellatrix
EXPLORATION LTD

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Holder Account Number

Form of Proxy - Special Meeting to be held on December 10, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Calgary time, on Friday, December 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

Appointment of Proxyholder

I/We, being holder(s) ("Shareholders") of common shares ("Common Shares") of Bellatrix Exploration Ltd. (the "Corporation") hereby appoint (s): Raymond G. Smith, President and Chief Executive Officer of the Corporation, or failing him, **W.C. (Mickey) Dunn,** Chairman of the Board of Directors of the Corporation.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Special Meeting** of shareholders of **Bellatrix Exploration Ltd.** to be held in the Lecture Room, The Metropolitan Conference Centre, 333 - 4th Avenue SW, Calgary, Alberta, Tuesday, December 10, 2013 at 11:00 am (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. **Approval of an Ordinary Resolution**

To approve an ordinary resolution, the full text of which is set forth in Appendix C to the accompanying joint management information circular dated November 8, 2013 of Angle Energy Inc. ("**Angle**") and the Corporation (the "Information Circular") approving the issuance of such number of Common Shares that (i) may be issued in exchange for common shares ("**Angle Shares**") in the capital of Angle pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "**Arrangement**") involving Angle, holders of Angle Shares, holders of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016, Angle Resources Inc., Angle Energy Partnership and the Corporation, and (ii) are otherwise issuable in connection with, or as a result of, the Arrangement, all as more particularly described in the Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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